Exhibit 3.43

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:18 PM 07/18/2008
FILED 01:56 PM 07/18/2008
SRV 080798545 - 4577042 FILE

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

First: The name of the limited liability company is Buckeye Lending Solutions, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                  .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 18th day of July, 2008.

By:	/s/ Heidi K. Bowman
Authorized Person (s)

Name:	Heidi K. Bowman